

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re:** **Rovi Corporation**
> **Definitive Additional Material on Schedule 14A filed by Engaged**
> **Capital Master Feeder I, LP, et al.**
> **Filed April 23, 2015**
> **File No. 000-53413**

Dear Mr. Welling:

We have reviewed your filing and have the following comments.

1.   In future soliciting material, please refrain from claiming that the current directors are "directly responsible for the value destruction during their tenures" without qualifying the statements as your opinion or belief.

2.   Disclosure indicates that Rovi's CEO "indicated he was impressed with Mr. Lockwood and that he intended to recommend that Mr. Lockwood be included in the Company's nominee evaluation process." In future soliciting material, please refrain from making this statement without characterizing it as Mr. Welling's memory of the conversation as requested in comment 1 of our April 7, 2015 letter.

3.   Please refrain from making statements of opinion or belief for which a reasonable factual basis does not exist. In that regard, we note that disclosure indicating that Mr. Meyer has no service provider or OTT experience appears directly inconsistent with the company's disclosure regarding Mr. Meyer's experience. We do not believe your response to comment 1 of our letter dated April 20, 2015 provided adequate support.

4.   We note your response to comment 2 of our letter dated April 20, 2015. In future soliciting material, please clarify that Engaged Capital's level of stock ownership is significant in comparison to that of the current non-executive directors, and represents a significant percentage of its portfolio concentration relative to other institutional shareholders.

      Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.


Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions


cc: <u>Via E-mail</u>
       Steve Wolosky, Esq.
       Olshan Frome Wolosky LLP